TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES 2010 GIL JOINT VENTURE

ANNUAL REPORT FROM KINROSS GOLD INC.

For  Immediate  Release:  January  24,  2011.  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange: TRC.V, OTCBB: TRYLF) wishes to announce the receipt of the 2010 Gil Joint Venture Annual

Report.   The goal of the 2010 Gil program was to further  delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.

Drilling  began  April  12  and  concluded  on  August  16.  The  exploration  program  consisted  of  14,977.5  feet of  drilling:  27  reverse-circulation  (RVC)  drill  holes,  totaling  9,546  feet,  and  11  core  holes,  totaling  5,431.5 feet.

Figure 1: Location Map Showing Gil JV Prospects, Claim Boundaries, District Geology, and the

True North and Fort Knox Mine Sites

Previous  exploration  work  has  outlined  three  mineralized  areas:  The  Main  Gil  Zone,  The  North  Gil  Zone,

and  Sourdough  Ridge.  Gold  mineralization  within  the  Gil  JV  Claim  Block  has  been  traced  along  the  Main

Gil Trend for approximately 3,000 feet. In the North Gil Zone, exploration work has outlined mineralization across  a  2,000-foot  trend.  The  509  Trend,  located  on  Sourdough  Ridge,  has  been  traced  along  strike  for

2,000   feet.   Mineralization   along   the   Northern   Calc-silicate   unit,   located   in   the   northern   portion   of

Sourdough Ridge, has been traced to the east for 600 feet.

Kinross  Gold,  Inc.    (KGC),  contracted  Metallogeny,  Inc.  (MI),  a  privately  owned  geological  contracting

company,  to  perform  the  2010  drilling  program.    MI  also  conducted  a  ground  magnetometer  survey,

trench  mapping  and  sampling,  metallurgical  sampling,  section  review,  and  interpretation  for  the  Gil

Project.

A report on the heap leach cyanidation testing on the Gil project drill core samples, by McClelland

Laboratories, was conducted using three drill core samples.  The three Gil samples were amenable to simulated heap leach cyanidation treatment a 80% - 12.5 mm feed size.  Details of the report can be accessed on our web site www.terylresources.com.

Recommendations  for  2011  are  to  continue  stepping  out  along  mineralized  trends,  and  to  utilize

exploration  data  to  re-focus  target  areas.     A  systematic  trenching  program,  followed  by  drilling,  is recommend  for:  the  northeastern  extension  of  the  509  Trend,  specifically,  the  eastern  slope  of  Lohr

Ridge;  the  Northern  Calc-silicate  Unit,  and  the  calc-silicate  unit  located  between  the  North  Gil  and  Main

Gil areas.   Trenches should be oriented perpendicular to the trend of mineralization and spaced at 200-to

400-foot  intervals.   The  trench  program  will  help  focus  drill  targets  over  the  excavated  area  and  allowing

for  more  aggressive  step-outs  along  the  specific  trends.   Trenching  will  also  provide  good  access  to  the

target  areas.    All  prep  work  could  be  accomplished  in  winter  months.    Drilling  in  areas  susceptible  to

muddy  conditions  could  be  ready  for  spring  when  the  ground  is  still  frozen.   Trenching,  access  trails,  and

pad  construction  are  essential  for  moving  forward  as  drilling  progresses  along  steep  slopes.   Completion

of  extensive  surface  improvement  will  be  contingent  on  permit  approvals,  and  approval  of  the  2011 budget.

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent   of   the   Company   as   defined   in   NI43-101.     Mark   Robinson   is   a   Certified   Professional

Geologist  (CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Other  professional

societies  and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American

Geological  Institute  (AGI);  and  Alaska  Miners  Association  (AMA).   Mark  Robinson  is  a  Qualified  Person

as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

Teryl  Resources  Corp.  is  awaiting  the  Colorado  School  of  Mines  completion  of  the  grade  and  tonnage model for the Gil J/V property.

To date, a total of US$10,700,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC) (80%  Kinross/20%  Teryl). To  date USD  $10.7  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  The  Company’s  other  Alaska  holdings  also  include  the

Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.   Teryl

Resources  Corp.  also  has  a  30%  interest  and  a  10%  NPI   in  the  Silverknife  1  &  2  property  in  Northern

B.C.  The Silverknife property is contiguous to Silvercorp's Silvertip silver-lead-zinc deposit which lies less

than  one  km  from  the  property  boundary.     For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.